DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

76033

04039945

August 5, 2004

Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/5/2004

Re: NDCHealth Corporation
Incoming letter dated June 7, 2004

Dear Mr. Cochran:

This is in response to your letter dated June 7, 2004 concerning the shareholder proposal submitted to NDCHealth by MMI Investments, L.P. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Clay Lifflander
President
MMI Investments, L.P.
152 West 57th Street
New York, NY 10019

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Securities Exchange Act of 1934,
Rules 14a-8(b) and 14a-8(f)

June 7, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549

Re: NDCHealth Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, NDCHealth Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concur with the Company's view that, for the reasons stated below, the proposal (the "Proposal") submitted by MMI Investments, L.P. (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of each of the following: (i) this letter; (ii) the Proposal and the Proponent's letter dated April 28, 2004 transmitting the Proposal (the "Proponent's Letter"), attached hereto as Exhibit

A; and (iii) a letter dated May 4, 2004 from Randolph L.M. Hutto, Executive Vice President of the Company, to the Proponent pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with the eligibility requirements of Rule 14a-8(b), attached hereto as Exhibit B. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

## I. Introduction

The Proponent's Letter stated that the Proponent is the record owner of 2,296,500 shares of the Company's stock. Such ownership is also disclosed on Amendment No. 1 to Schedule 13D, filed by the Proponent with the SEC on April 28, 2004, the date on which the Proposal was submitted. The Proponent's Letter, however, expressly acknowledges that, as of the date of such letter, the Proponent is not in compliance with the one-year holding period requirement of Rule 14a-8(b)(1). The Proponent also has failed to state its intention to continue to hold its shares of the Company's stock through the date of the 2004 Annual Meeting.

## II. The Proposal May Be Excluded Because the Proponent Does Not Meet the Eligibility Requirements of Rule 14a-8(b)

Rule 14a-8(b)(1) requires that the Proponent has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." In addition, Rule 14a-8(b)(2) requires the Proponent to submit a written statement that it intends to continue to beneficially own such shares through the date of the 2004 Annual Meeting in order for the Proposal to be properly submitted. See Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.d. (July 13, 2001).

According to the Proponent's Letter, as of the date thereof, the Proponent was not in "compliance with the holding requirement of SEC Rule 14a-8." Such requirement includes the minimum one-year continuous holding period. Within 14 days of the Company's receipt of the Proponent's Letter, in accordance with Rule 14a-8(f), on May 4, 2004, Randolph L.M. Hutto, Executive Vice President of the Company, sent the Rule 14a-8(f) Letter to the Proponent by Federal Express overnight delivery. The Rule 14a-8(f) Letter advised the Proponent that the Proposal does not comply with certain provisions of Rule 14a-8(b). Specifically, the Rule 14a-8(f) Letter notified the Proponent that because the Proponent was not the record holder of at least $2,000 in market value, or 1%, of the Company's stock for a period of one year prior to the submission of the Proposal, if the Proponent owned additional shares of the Company's stock beneficially but not of record, the Proponent must, within 14 calendar days of its receipt of the Rule 14a-8(f) Letter, submit a written statement from the record owner of such shares verifying its continuous ownership of at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to the date of the Proponent's submission of the Proposal. The Rule 14a-8(f) Letter also informed the Proponent that within 14 calendar days of its receipt of such letter it must furnish a written statement to the Company that it intends to continue to hold such stock through the date of the 2004 Annual Meeting.

We have confirmed that Federal Express delivered the Rule 14a-8(f) Letter to the Proponent on May 5, 2004. Pursuant to Rule 14a-8(f), the Proponent was required to furnish the requested information on or before May 19, 2004. The Proponent did not furnish the written information requested in the Rule 14a-8(f) Letter within the required 14-day period (and has not furnished such information to date).

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). See Transocean Inc. (March 7, 2003) (proper to omit proposal because proponent held shares for only eleven months prior to the proposal submission date); AutoNation, Inc. (Mary 14, 2003) (proper to omit proposal when proponent held shares for two days less than the one-year period). See also CNF Inc. (January 12, 2004) (proper to omit proposal because proponent failed to respond to the company's "request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Atlas Air Worldwide Holdings, Inc. (March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); Eagle Food Centers, Inc. (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); Halliburton Company (March 7, 2003) (proper to omit because "proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); Nextel Partners, Inc. (March 3, 2003 ) (same); Avaya Inc. (December 4, 2001) (same); The McGraw-Hill Companies, Inc. (November 26, 2001) (same); and Anthracite Capital, Inc. (March 29, 2002) (same).

Similarly, the Staff has consistently permitted companies to exclude a proposal where the proponent has failed to submit a written statement to the company that he or she intends to continue beneficial ownership through the date of a company's annual meeting of shareholders. In such cases, the Staff found that a proposal was properly excludable under Rules 14a-8(b) and 14a-8(f) and granted relief without giving the proponent an opportunity after the expiration of the applicable 14-day period to comply with the requirements of Rule 14a-8(b)(2). See, IVAX Corporation (March 20, 2003) (proper to omit proposal because proponent failed to provide written statement that he intends to hold company stock through the date of shareholder meeting); Exxon Mobil Corp. (January 23, 2001); Exxon Mobil Corp. (January 16, 2001); McDonnell Douglas Corp. (February 4, 1997); Ashland Inc. (November 14, 1996); AmVestors Financial Corp. (January 3, 1996); and International Business Machines Corp. (November 22, 1995).

## III. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials under Rule 14a-8(f) because the Proponent failed to satisfy the one-year minimum holding period requirement of Rule 14a-8(b), and has failed to submit the required written statement that the Proponent intends to hold its shares through the date of the 2004 Annual Meeting in violation of Rule 14a-8(b). Should the Staff disagree with the Company's position, or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 212-735-2596, or, in my absence, Daniel E. Stoller of this firm at 212-735-3360.

Very truly yours,

Eric L. Cochran /csw/

Eric L. Cochran

cc: Mr. Clay Lifflander
President, MMI Investments, L.P.

Mr. Randolph L.M. Hutto
Executive Vice President, NDCHealth Corporation

EXHIBIT A

# MMI INVESTMENTS, L.P.

April 28, 2004

Board of Directors
NDCHealth Corporation
NDC Plaza
Atlanta, Georgia 30329-2010

Dear Members of the Board:

MMI Investments, L.P. is the owner of 2,296,500 shares of NDCHealth Corporation common stock, as reflected in our enclosed Schedule 13D and Amendment No. 1 thereto, which are being filed today. Enclosed herein is the text of a shareholder resolution we wish to be carried in NDC's forthcoming proxy statement for consideration by shareholders at the 2004 Annual Meeting. We first acquired more than $2,000 worth of NDC stock on July 10th, 2003 and believe we are presently among NDC's top five shareholders. We have provided our proposal in advance of the April 30th deadline for submission and will have held a substantial portion of our current position for well over a year by the expected date of publication of the 2004 proxy and the expected date of the Annual Meeting.

While we are not in strict compliance with the holding requirement of SEC Rule 14a-8, we trust that you will not rely on a technicality to inhibit your shareholders from voting on this important matter that goes to the heart of your primary fiduciary duty as Directors – the obligation to enhance shareholder value.

We have proposed that NDC hire an Investment Banker to analyze all strategic alternatives available to the Company to maximize value for shareholders. We have proposed this now to meet your deadline for inclusion in the 2004 proxy, but are mindful that another two quarters will pass before shareholders vote on our proposal. If by the Annual Meeting management and the Board have not shown significant progress in executing their chosen growth strategy, a process should begin to take the logical steps toward maximizing shareholder value. Just because management and the Board proposed an "Eight Quarter Plan" does not mean shareholders should sit idly by for two years without any demonstrable progress.

The concerns of shareholders and Wall Street about NDC's progress in achieving its Eight Quarter Plan are well-founded. Performance in the first three quarters has not met management's targets, with slowing growth in Network Systems and Services and skyrocketing data cost margins in Information Management. Management has already had to revise its 2004 revenue guidance downward and suspend earnings and cash flow guidance altogether despite already deflated expectations due to European expansion costs and weak domestic pharmaceutical manufacturer spending. We are concerned that this signals an imminent suspension or revision of the Eight Quarter Plan's stated targets altogether.

In the meantime, NDC management's credibility has been marred once again by a failure to meet its announced targets – the second time in a year. We are concerned that the Company is fast approaching a critical mass of frustration for its investors and research analysts wherein no target is to be trusted and no positive improvement will be rewarded. If this is a possibility now, we fear that continued failure to meet management and the Board's stated objectives will make it a certainty.

As one of NDC's largest shareholders, we believe there is (and has been for too long) a severe disconnect between NDC's market capitalization and the true intrinsic value of its strong cash flow generation capabilities, leading market positions and potential for operating leverage. We also strongly believe, however, that without

152 West 57th Street
New York, NY 10019
Tel: (212) 586-4333
Fax: (212) 586-0340

demonstrable progress NDC's long-term value will only diminish. Our ultimate purpose as long-term investors is to see NDC thrive and its shareholders prosper, by means of the soundest strategy available. Therefore if significant improvements and a clear path to success for the Eight Quarter Plan should materialize before the Annual Meeting, we will reconsider our position.

Furthermore, we recognize that there may have been progress made thus far that is not apparent to shareholders or analysts. If this is the case, we encourage the Board to direct management to discuss publicly its demonstrable and verifiable results thus far. However, if NDC's performance continues to falter, the Board must consider the wealth of alternative opportunities for significant value enhancement for shareholders. As former General Electric Chairman and CEO Jack Welch said to the Wall Street Journal recently, "There is no room in an organization for those 'eternal optimists' who never confront reality and keep hoping quietly that the team will make an impossible deadline."

Sincerely,

Clay Lifflander
President

Enclosure

## Shareholder Resolution

RESOLVED, that the shareholders of NDCHealth Corporation (the "Company" or "NDC") request that the Board of Directors engage a leading investment bank to analyze, and provide a written report to the full Board on, all strategic alternatives available to the Company for maximization of shareholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third-party.

## Supporting Statement

We believe NDC's shares trade at a value which does not recognize the strength of NDC's underlying businesses. At the time of submission of this proposal (April 28th, 2004), NDC's multiples of EBITDA and earnings are 25%-45% below its self-defined peer universe (presented in its proxy statement), in spite of its leading position in transaction services, #2 position in information management and an EBITDA margin more than 75% above its peers' average. Furthermore, despite NDC's significant attractiveness to potential acquirors, its multiple of LTM EBITDA is less than 1/2 the average of acquisitions in its industry. Were NDC valued at its peers' average trading or acquisition multiples, the share price would double.

With the "Eight Quarter Plan" already well underway, we believe NDC management has failed to deliver, casting significant doubt on management's ability to achieve their announced goals. We believe, based on past performances, that NDC as currently organized and managed is likely to continue to lag its peers in performance and valuation and to produce continued poor returns for NDC shareholders. Clearly the status quo is unacceptable:

1. **Weak Stock Performance** – NDC stock is nearly 20% below its level of five years ago and nearly 30% below two years ago. The average stock price appreciation among NDC's peers is 2% and 11% over those periods, respectively. Even during 2003 when NDC rose 29% (rebounding from significant weakness in fall, 2002), its peers averaged a 56% gain.

2. **Financial Underperformance** – NDC is nearly four quarters into management's "Eight Quarter Plan," and already showing negative progress with slowing growth (30% lower for the first three quarters of fiscal 2004 compared with the first three quarters of fiscal 2003) and rising expenses (data costs are averaging 13% higher, with total SG&A margin 120 basis points higher).

3. **Management Failures** – Management's ability to forecast has been called into question again by a missed estimate (the second time in a year) and its suspension of 2004 earnings guidance – in spite of its attempted shift to a more predictable recurring revenue model. This has further marred the credibility of a team whose auditors recently forced it to change accounting practices, inviting an SEC inquiry and multiple class-action lawsuits.

The best recourse for shareholders is for a leading investment bank to analyze all options available to NDC and execute a strategy to unlock its significant intrinsic value. This proposal is precatory and its passage cannot compel action. However, a substantial vote in favor should be regarded as a mandate to the Board.

**SEND A STRONG MESSAGE TO MANAGEMENT AND THE BOARD. PLEASE VOTE "FOR" THIS RESOLUTION.**

EXHIBIT B

**NDCHEALTH**
NDC PLAZA
ATLANTA, GA 30329-2010
404-728-2000
www.ndchealth.com

**Randolph L. M. Hutto**
Executive Vice President and CFO
randy.hutto@ndchealth.com
Phone 404-728-2265
Fax 404-728-2780

May 4, 2004

VIA FEDERAL EXPRESS

Mr. Clay Lifflander
President
MMI Investments, L.P.
152 West 57th Street
New York, NY 10019

Dear Mr. Lifflander:

As I discussed with Mr. Jerome Lande by telephone on April 29, 2004, I am writing in connection with your letter dated April 28, 2004 (the "Proposal Letter") to the Board of Directors of NDCHealth Corporation (the "Company"). In the Proposal Letter, you submitted a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2004 Annual Meeting of Shareholders (the "Annual Meeting").

By this letter, the Company is notifying you that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to such submission. You also must continue to hold such stock through the date of the Annual Meeting. According to the Proposal Letter, you acknowledge that you are not in compliance with the one-year holding period requirement of Rule 14a-8(b)(1).

If you hold shares beneficially (but not of record) in compliance with the requirements described in the preceding paragraph, Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of the shares you beneficially own verifying that, at the time you submitted your Proposal, you had continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year. In addition, you must furnish a written statement to the Company that you intend to continue to hold such stock through the date of the Annual Meeting.

In accordance with Rule 14a-8(f), the Company hereby requests that you furnish to it, within 14 calendar days of your receipt of this letter, the written statements required pursuant to Rule 14a-8(b)(2)(i) as described above.

If within the required 14 calendar day period, you do not furnish such written statements to the Company, we believe we will be entitled to omit the Proposal from our proxy statement in connection with the Annual Meeting.

The Company is considering whether has other bases on which to omit the Proposal from its proxy statement, and therefore may submit a letter to the Staff of the Securities and Exchange Commission seeking the Staff's concurrence with its views. In accordance with Rule 14a-8(j), we will furnish you with a copy of our submissions to the Staff of the Securities and Exchange Commission.

Very truly yours,

Randolph L.M. Hutto
Executive Vice President

cc: Board of Directors of NDCHealth Corporation

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 5, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: NDCHealth Corporation
Incoming letter dated June 7, 2004

The proposal requests that "the Board of Directors engage a leading investment bank to analyze, and provide a written report to the full Board on, all strategic alternatives available to the Company for maximization of shareholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third-party."

There appears to be some basis for your view that NDCHealth may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of NDCHealth's request, documentary support sufficiently evidencing satisfaction of the minimum ownership requirement for the one-year period as of the date that the proponent submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if NDCHealth omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel